www.resverlogix.com

RESVERLOGIX

RECEIVED

2007 SEP 17 A 11:41

Via Courier

SUPPL

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

August 31, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

82-

**RE: RESVERLOGIX CORP. FILE #35003**

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between August 15, 2007 through August 30, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

**RESVERLOGIX CORP.**

for:

Kelly McNeill
Chief Financial Officer

07026485

Enclosures

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/17

35003

**RESVERLOGIX CORP.**

**NOTICE OF ANNUAL & SPECIAL MEETING TO BE HELD ON SEPTEMBER 12, 2007**

To Holders of Common Shares:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the shareholders of Resverlogix Corp. (the "Corporation") will be held on Wednesday, September 12, 2007 at the Calgary TELUS Convention Centre, The Glen 205 Room, 120 9th Avenue SE, Calgary, Alberta at 2:00 p.m. (Calgary time) for the following purposes:

1. to receive the audited financial statements of the Corporation for the year ended April 30, 2007 and the report of the auditors thereon;

2. to set the number of directors to be elected at the Meeting at seven (7);

3. to elect directors for the ensuing year as described in the Management Information Circular accompanying this Notice;

4. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5. to approve, with or without modification, the special resolution amending the articles of the Corporation to increase the maximum allowable directors to twelve (12); and

6. to transact such other business that may properly come before the Meeting or adjournments thereof.

The board of directors has fixed the close of business on Wednesday, August 8, 2007 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Corporation's registrar and transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857 prior to 2:00 p.m., Calgary time, on Monday, September 10, 2007, being at least forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or adjournments thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Your participation as a shareholder is very important to the Corporation. Please ensure your shares are represented at the Meeting.

DATED at Calgary, Alberta, this 8th day of August, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS**

(signed) *"Donald J. McCaffrey"*

Donald J. McCaffrey
President, CEO and Secretary

35003

**RESVERLOGIX CORP.**
**INSTRUMENT OF PROXY**

**Proxy Solicited by Management for the Annual & Special Meeting of Resverlogix Corp. to be held on Wednesday, September 12, 2007**

RECEIVED

The undersigned, being a holder of Common Shares (the "Common Shares") of Resverlogix Corp. (the "Corporation"), hereby appoints **Donald J. McCaffrey** or, instead of him, **Kelly McNeill**, or instead of either of them, ____________________ _______, as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote (with all the power which the undersigned would possess according to the number of votes which the undersigned would be entitled to cast if personally present) at the Annual & Special Meeting (the "Meeting") of the Corporation to be held at 2:00 p.m., Calgary time, on Wednesday, September 12, 2007 at the Calgary TELUS Convention Centre, The Glen 205 Room, 120 9th Avenue SE, Calgary, Alberta and at any adjournment thereof, and at every poll which may take place in consequence thereof upon the matters that may come before the Meeting and without restricting the general authorization and power hereby given, to vote at the Meeting as specifically directed below:

1. FOR _____ AGAINST _____
   setting the number of directors to be elected at the Meeting at seven (7).

2. FOR _____ WITHHOLD VOTE _____
   the election of the directors for the ensuing year as described in the accompanying Management Information Circular.

3. FOR _____ WITHHOLD VOTE _____
   the re-appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation and authorizing the directors to fix the remuneration to be paid to the auditors.

4. FOR _____ AGAINST _____
   the special resolution, as more particularly set forth in the Management Information Circular amending the articles of the Corporation to increase the maximum allowable directors to twelve (12).

**In the absence of any specification in favor of, withheld or against any matter set out above, the said appointees shall be deemed to have been granted authority to vote the Shares represented by this Proxy in favour of the aforementioned resolutions.**

**A Shareholder may appoint as his proxy a person (who need not be a Shareholder) other than those named in this form of Proxy. A Shareholder wishing to appoint another person to attend and act on his behalf at the Meeting may do so by filling in the name of that person in the blank space in this Proxy form following the name of persons listed as proxy hereon or by completing another appropriate form of proxy.**

If the Shareholder appoints any of the persons designated above, including persons other than Management Designees, as his proxy to attend and act at the said Meeting:

(a) the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for;
(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and
(c) **IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN THE ITEMS ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.**

**A Shareholder who has submitted a proxy for the Meeting may revoke it at any time before it is voted at the Meeting.**

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ___ day of ____________, 2007.

______________________________
(Signature of Shareholder)

______________________________
(Name of Shareholder)

______________________________
(Number of Common Shares held)

The management of the Corporation knows of no amendments, variation or other matters to come before the Meeting other than the matters referred to in the Notice of Annual & Special Meeting that accompanies this Instrument of Proxy. However, if any such amendment, variation or other matter properly comes before the Meeting this proxy confers discretionary authority upon the Shareholder's proxy holder to vote on such amendment, variation or other such matter in accordance with his best judgment.

NOTES:

1. This Instrument of Proxy must be executed by the Shareholder, or the Shareholder's attorney authorized in writing. If the Shareholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, or the like, should so indicate and give their full title as such.

2. This Instrument of Proxy must be dated and signed exactly as the shares are registered. The duly completed Instrument of Proxy must be delivered to the office of Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1, or by fax at 403-233-2857, not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time fixed for holding the Meeting or any adjournment thereof.

35003

RESVERLOGIX

www.resverlogix.com

2007 SEP 17 A 11:22

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

**For Immediate Release** TSX Exchange Symbol: **RVX**

## Notice of Conversion on Debentures and Interest Rate Change

Calgary, AB August 27, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) reports further to the August 13, 2007 press release that the interest rate provisions contained in the June 5, 2007 Debenture financing have increased to 14% from 13% based on the RVX shares trading at pre-determined values below the conversion prices of the Debentures. The interest rate on the January 4, 2007 financing remains at 12% as previously disclosed.

The Company also reports that since its August 13, 2007 press release, it has received additional notices of conversion to common shares for U.S. $2.78 million of debentures from certain debenture holders where at the time of conversion, the stock price was trading below the applicable conversion price. As previously disclosed, when such an instance occurs the debenture holders are eligible to receive interest to maturity on the debt converted at the applicable interest rate at the time of conversion. The applicable interest rate at the time of conversion was 12% with an interest to maturity obligation of U.S. $806,000 being due to the converting debenture holders.

The Company has elected to pay the interest to maturity obligation with approximately 116,000 shares. The interest obligation paid with shares was at the Company's option based on the volume weighted average price for the 5 days immediately prior to the conversion less a 10% discount.

The ongoing obligations to pay interest on the remaining convertible debentures based on the interest rates noted above amount to U.S. $4.4 million on an annualized basis, an incremental U.S. $1.8 million from the original financing rate of 8%.

The Company will provide updates from time to time to advise if and when changes of a material nature have occurred.

**About Resverlogix Corp.**
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.*

**For further information please contact:**

35003

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

Kelly McNeill
Chief Financial Officer
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Kelly@resverlogix.com

35003

**Form 51-102F3**
**Material Change Report**

**1. Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

**2. Date of Material Change**

August 27, 2007

**3. News Release**

August 27, 2007 via Marketwire.

**4. Summary of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company") reports further to the August 13, 2007 press release that the interest rate provisions contained in the June 5, 2007 Debenture financing have increased to 14% from 13% based on the Company's shares trading at pre-determined values below the conversion prices of the Debentures.

The Company also reports that since its August 13, 2007 press release, it has received additional notices of conversion to common shares for U.S. $2.78 million of debentures from certain debenture holders where at the time of conversion, the stock price was trading below the applicable conversion price. As previously disclosed, when such an instance occurs the debenture holders are eligible to receive interest to maturity on the debt converted at the applicable interest rate at the time of conversion.

**5. Full Description of Material Change**

Resverlogix Corp. ("Resverlogix" or the "Company") reports further to the August 13, 2007 press release that the interest rate provisions contained in the June 5, 2007 Debenture financing have increased to 14% from 13% based on the Company's shares trading at pre-determined values below the conversion prices of the Debentures. The interest rate on the January 4, 2007 financing remains at 12% as previously disclosed.

The Company also reports that since its August 13, 2007 press release, it has received additional notices of conversion to common shares for U.S. $2.78 million of debentures from certain debenture holders where at the time of conversion, the stock price was trading below the applicable conversion price. As previously disclosed, when such an instance occurs the debenture holders are eligible to receive interest to maturity on the debt converted at the applicable interest rate at the time of conversion. The applicable interest rate at the time of conversion was 12% with an interest to maturity obligation of U.S. $806,000 being due to the converting debenture holders.

The Company has elected to pay the interest to maturity obligation with approximately 116,000 shares. The interest obligation paid with shares was at the Company's option based on the volume weighted average price for the 5 days immediately prior to the conversion less a 10% discount.

The ongoing obligations to pay interest on the remaining convertible debentures based on the interest rates noted above amount to U.S. $4.4 million on an annualized basis, an incremental U.S. $1.8 million from the original financing rate of 8%.

The Company will provide updates from time to time to advise if and when changes of a material nature have occurred.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

August 27, 2007

35003

RESVERLOGIX



# ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

## TO BE HELD ON WEDNESDAY, SEPTEMBER 12, 2007

## NOTICE OF MEETING AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

*THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RESVERLOGIX CORP. OF PROXIES TO BE VOTED AT THE ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF RESVERLOGIX CORP. TO BE HELD ON WEDNESDAY, SEPTEMBER 12, 2007.*

**TO BE HELD AT:**
**Calgary TELUS Convention Centre, The Glen 205 Room**
**120 9th Avenue SE, Calgary, AB**

**At 2:00 p.m. (Calgary Time)**

Dated: August 8, 2007

**RESVERLOGIX CORP.**

**NOTICE OF ANNUAL & SPECIAL MEETING TO BE HELD ON SEPTEMBER 12, 2007**

To Holders of Common Shares:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the shareholders of Resverlogix Corp. (the "Corporation") will be held on Wednesday, September 12, 2007 at the Calgary TELUS Convention Centre, The Glen 205 Room, 120 9th Avenue SE, Calgary, Alberta at 2:00 p.m. (Calgary time) for the following purposes:

1. to receive the audited financial statements of the Corporation for the year ended April 30, 2007 and the report of the auditors thereon;

2. to set the number of directors to be elected at the Meeting at seven (7);

3. to elect directors for the ensuing year as described in the Management Information Circular accompanying this Notice;

4. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5. to approve, with or without modification, the special resolution amending the articles of the Corporation to increase the maximum allowable directors to twelve (12); and

6. to transact such other business that may properly come before the Meeting or adjournments thereof.

The board of directors has fixed the close of business on Wednesday, August 8, 2007 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Corporation's registrar and transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857 prior to 2:00 p.m., Calgary time, on Monday, September 10, 2007, being at least forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or adjournments thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Your participation as a shareholder is very important to the Corporation. Please ensure your shares are represented at the Meeting.

DATED at Calgary, Alberta, this 8th day of August, 2007.

**BY ORDER OF THE BOARD OF DIRECTORS**

(signed) *"Donald J. McCaffrey"*

Donald J. McCaffrey
President, CEO and Secretary

**RESVERLOGIX CORP.**

**MANAGEMENT INFORMATION CIRCULAR**

**For the Annual and Special Meeting of Shareholders to be held on Wednesday, September 12, 2007**

## PROXIES

### Solicitation of Proxies

**This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Resverlogix Corp.** (the "**Corporation**") for use at the Annual and Special Meeting of the holders (the "**Shareholders**") of common shares (the "**Common Shares**") of the Corporation to be held on Wednesday, September 12, 2007, at the Calgary TELUS Convention Centre, The Glen 205 Room, 120 9th Avenue SE, Calgary, Alberta at 2:00 p.m. (Calgary time) and at any adjournment thereof (the "**Meeting**"), for the purposes set forth in the accompanying Notice of Meeting. Only Shareholders of record at the close of business on August 8, 2007 (the "**Record Date**") are entitled to notice of, and to attend and vote at, the Meeting, unless a Shareholder has transferred any Common Shares subsequent to that date and the transferee Shareholder establishes ownership to the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included on the list of Shareholders.

### Notice to Beneficial Holders of Common Shares

**The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders do not hold Common Shares in their own name.** Shareholders who do not hold their Common Shares in their own name (referred to herein as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communications) ("**Broadridge**"). Broadridge typically mails a scannable "voting instruction form" in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder

receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted. Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

Beneficial Shareholders who intend to attend the Meeting in person should read "Appointment and Revocation of Proxies" below.

**Appointment and Revocation of Proxies**

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A form of proxy or voting instruction form (each referred to as a "**Form of Proxy**") accompanies the Notice of Meeting and this Management Information Circular. **The persons named in the Form of Proxy are officers of the Corporation. A person or corporation submitting the form of proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by the Corporation. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose.** A Shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and should instruct him or her as to how the Shareholder's Common Shares are to be voted. If they cannot attend the Meeting in person, Shareholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy. In any case, the Form of Proxy should be dated and executed by the Shareholder or his attorney duly authorized in writing. In order to be effective, the proxy must be deposited at the office of the Corporation's transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

Beneficial Shareholders (being Shareholders who hold their Common Shares through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the Corporation's registered office at 751, 815 - 8th Avenue SW, Calgary, Alberta, T2P 3P2, at any time prior to 4:30 p.m. (Calgary time) on the last business day preceding the day of the Meeting at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked.

**Persons Making the Solicitation**

**This solicitation is made on behalf of management of the Corporation.** The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Management Information Circular and the solicitation of proxies will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of the Corporation, who will not be remunerated therefor.

**Exercise of Discretion by Proxies**

The Common Shares represented by proxies in favour of management nominees will be voted on any poll at the Meeting and where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted in accordance with the specification so made.

**In the absence of such specification, such Common Shares will be voted IN FAVOUR of the matters to be acted upon as set out herein. The persons appointed under the Form of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting or any other matters are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter. At the time of printing this Management Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.**

**Quorum**

The by-laws of the Corporation provide that a quorum of Shareholders is present at a meeting of shareholders of the Corporation if at least two persons are present in person or by proxy representing not less than five percent (5%) of the outstanding shares of the Corporation entitled to be voted at the meeting.

**VOTING SHARES AND PRINCIPAL HOLDERS THEREOF**

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at the effective date of this Management Information Circular (the "**Effective Date**"), which is August 8, 2007, the Corporation has 24,681,275 Common Shares without nominal or par value outstanding. As at the Effective Date, the Corporation has nil Preferred Shares issued and outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on August 8, 2007 (the "**Record Date**") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and the executive officers of the Corporation, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation except for the following:

| Beneficial Owner(s) | Common Shares held as at August 8, 2007 | Percentage of Outstanding Common Shares |
|---|---|---|
| Donald J. McCaffrey<br>Calgary, Alberta | 3,617,351 | 14.7% |
| Dr. Norman Wong<br>Calgary, Alberta | 4,039,734 | 16.4% |

## MATTERS TO BE ACTED UPON AT THE MEETING

### 1. Presentation of Financial Statements

The consolidated financial statements of the Corporation for the year ended April 30, 2007, together with the auditors' report on those financial statements, have been mailed to the registered Shareholders of the Corporation and those Shareholders who responded to the Corporation's supplemental mail list card. These financial statements are also available on the internet on the Corporation's SEDAR profile at www.sedar.com.

### 2. Election of Directors

At the Meeting, Shareholders will be asked to elect seven directors to serve until the next annual general meeting, or until their respective successors have been elected or appointed. **Unless otherwise directed, the Common Shares of the Corporation represented by proxy in favour of management nominees will be voted FOR the election of nominees herein listed.**

Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

The directors of the Corporation are nominated by Shareholders of the Corporation at each annual meeting of shareholders. All directors serve until the next annual meeting or until a successor is elected or appointed, unless his position is earlier vacated. The board of directors currently consists of six directors. The name, residence, date of appointment, principal occupation and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, with respect to each of the seven nominees as directors of the Corporation is set forth below.

| Name and Residence | Director Since | Principal Occupation | Common Shares Beneficially Owned or Controlled or Directed as at August 8, 2007 (1)(2) |
|---|---|---|---|
| **Donald J. McCaffrey** (5)<br>Calgary, Alberta | April 25, 2003 | President, CEO, Director and Secretary of the Corporation. | 3,617,351<br>(14.7%) |
| **Dr. William A. Cochrane** (3)(4)<br>Calgary, Alberta | April 25, 2003 | President and Director, W.A. Cochrane & Associates Inc., a private consulting firm. | 96,300 (6)<br>(<1%) |
| **Dr. Donald Rix** (4)(5)<br>Vancouver, British Columbia | April 25, 2003 | Chairman, MDS Metro Laboratory Services, a subsidiary of MDS Inc. | 100,000 (7)<br>(<1%) |
| **Wayne Chiu** (3)(4)<br>Calgary, Alberta | April 25, 2003 | Founder, CEO, President and Director, of Trico Developments Corporation, an Alberta-based private development corporation. | 1,925,885<br>(7.8%) |
| **Whitney O. Ward** (3)(5)<br>Beaver Creek, Colorado | April 25, 2003 | Chairman, Resort Ventures West, Inc., a real estate development company headquartered in Colorado. | 312,275<br>(1.3%) |
| **Roger S. Newton, PhD**<br>Ann Arbor, Michigan | July 10, 2007 | Former Senior Vice President of Pfizer Global Research and Development and Director, Esperion Therapeutics. | 15,000<br>(<1%) |
| **Stella M. Thompson**<br>Calgary, Alberta | Nominee | Principal of Governance West Inc., a private consulting firm, since 1996 and Corporate Director. | 1,000<br>(<1%) |

**Notes:**

(1) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, is based upon the information furnished to the Corporation by the above individuals.
(2) Assumes a total of 24,681,275 Common Shares issued and outstanding as at the Effective Date.
(3) Directors who are currently members of the Corporation's Audit and Finance Committee.
(4) Directors who are currently members of the Corporation's Compensation Committee.
(5) Directors who are currently members of the Corporation's Governance and Nominating Committee.
(6) Shares held in the name of W. A. Cochrane & Associates Inc., a corporation wholly owned by Dr. Cochrane.
(7) Shares held in the name of Donald B. Rix Professional Medical Corp., a corporation owned by Dr. Rix.

The aggregate number of Common Shares beneficially owned, directly or indirectly by all directors, executive officers and insiders of the Corporation, as a group, is 10,188,145 or 41.3% of the issued and outstanding Common Shares as at the Effective Date.

*Cease Trade Orders or Bankruptcies and Sanctions*

Other than as set out below, no proposed director is as at the date hereof, or has been within the last ten years of the date hereof, a director or executive officer of any company (including the Corporation) that, while he was acting in such capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets. No proposed director has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In 2003, Stella M. Thompson, a director of the Corporation, was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the *Companies' Creditors Arrangement Act* (Canada) recognizing and implementing the plan in Canada.

## 3. Appointment of Auditors

KPMG LLP are the current auditors of the Corporation. KPMG LLP were first appointed as auditors of the Corporation on April 9, 2003. At the Meeting, Shareholders will be requested to re-appoint KPMG LLP, Chartered Accountants, as the independent auditors of the Corporation to hold office until the next annual general meeting of the Shareholders and to authorize the board of directors to fix the auditors' remuneration. Certain information regarding the Corporation's Audit and Finance Committee, including the fees billed by the Corporation's external auditors in the last two fiscal years, that is required to be disclosed in accordance with Multilateral Instrument 52-110 - *Audit Committees* is contained in the Corporation's annual information form for the year ended April 30, 2007 under the heading "Form 52-110F1 Audit Committee", an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com. Upon request, a copy of the Corporation's annual information form will be provided free of charge to any securityholder of the Corporation.

**Unless otherwise directed, the Common Shares represented by proxies in favour of the Management Designees will be voted FOR of the appointment of the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold office until the next annual general meeting of the Shareholders and to authorize the directors to fix their remuneration as such.**

4. **Amendment of Articles**

Management of the Corporation has proposed an amendment to the articles of the Corporation to increase the maximum allowable directors from seven (7) to twelve (12). The current minimum allowable directors is three (3) and will be unaffected.

The Shareholders of the Corporation will therefore be invited to consider and, if deemed appropriate, pass a special resolution which, among other things, provides for amending the Articles of the Corporation in order to allow for the additional directors.

The board of directors of the Corporation, having considered all factors they deemed necessary to be considered based on the information available to them, has concluded that the special resolution as described herein is favourable to the Corporation and recommends approval of the special resolution.

*Resolution to Amend the Articles of the Corporation*

Approval of the following special resolution of Shareholders requires the affirmative vote by a majority of not less than two-thirds of the votes cast in respect thereof by the holders of Common Shares represented at the Meeting.

"**BE IT RESOLVED THAT**:

1. Subject to requisite regulatory approvals, approval be and is hereby given for the Corporation to amend its Articles to allow for a minimum of three (3) directors and a maximum of twelve (12) directors.

2. Any one director or one officer of the Corporation be and is hereby authorized and directed to execute, under the corporate seal or otherwise, and to deliver all documents and do all things necessary or desirable to effect such amendment including, without limitation, the execution and delivery to the Registrar of Corporations of Articles of Amendment of the Corporation pursuant to the *Business Corporations Act* (Alberta) for such purpose.

3. Notwithstanding approval of the Shareholders of the Corporation as herein provided, the directors of the Corporation may, in their sole discretion, revoke the special resolution before it is acted upon without further approval of the Shareholders of the Corporation."

**In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the special resolution.**

## EXECUTIVE COMPENSATION

**Compensation of Executive Officers**

The following table sets forth all annual and long-term compensation of the individuals who were, during the fiscal year ended April 30, 2007, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers in each case whose salary plus bonus in the fiscal year ended April 30, 2007 was in excess of $150,000, (collectively the "**Named Executive Officers**"), for the financial years of the Corporation ending in 2007, 2006 and 2005.

## Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year Ended April 30 | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Securities Under Options/ SARS[1] Granted (#) | Shares or Units Subject to Resale Restrictions ($) | LTIP[2] Payouts ($) | All Other Compensation ($) |
| **Donald J. McCaffrey** President, CEO and Secretary | 2007 | 254,167 | 87,500 | Nil | Nil | Nil | Nil | Nil |
| | 2006 | 194,305 | 87,500 | Nil | 150,000 | Nil | Nil | Nil |
| | 2005 | 182,400 | 65,520 | Nil | Nil | Nil | Nil | Nil |
| **Dr. Jan Johansson** Senior VP, Clinical Affairs | 2007 | 242,060 | Nil | Nil | Nil | Nil | Nil | Nil |
| | 2006 | 148,794 | Nil | Nil | 400,000 | Nil | Nil | Nil |
| | 2005 | 157,278 | Nil | Nil | 200,000 | Nil | Nil | Nil |
| **Kelly McNeill** CFO [3] | 2007 | 142,220 | 31,200 | Nil | 75,000 | Nil | Nil | Nil |
| **Kenneth Lebioda** Senior VP, Business and Market Development [4] | 2007 | 127,543 | 37,500 | Nil | 50,000 | Nil | Nil | Nil |

**Notes:**

(1) "**SAR**" or "**Stock Appreciation Right**" means a right, granted by the Corporation or its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2) "**LTIP**" or "**Long-term Incentive Plan**" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3) Mr. McNeill was appointed CFO of the Corporation effective May 30, 2006.

(4) Mr. Lebioda was appointed Senior VP, Business and Market Development of the Corporation effective August 2, 2006.

### Stock Option Plan

The purpose of the Corporation's stock option plan (the "Plan") is to afford individuals who provide services to the Corporation or any of its subsidiaries or affiliates, including directors, officers, employees, or service providers, an opportunity to obtain a proprietary interest in the Corporation by permitting them to purchase Common Shares of the Corporation and to aid in attracting, as well as retaining and encouraging the continued involvement of, such individuals with the Corporation. The Plan is currently the Corporation's only securities-based compensation arrangement pursuant to which securities may be issued from treasury of the Corporation.

Under the Plan the board of directors may, from time to time, grant options to purchase Common Shares to directors, officers, employees, consultants and other eligible service providers of the Corporation and its subsidiaries and affiliates, if any. The Plan is a "10% rolling plan" in that it continuously provides for the reservation of a number of Common Shares under the plan equal to 10% of the Corporation's issued and outstanding Common Shares on an undiluted basis. Thus, the maximum number of Common Shares that may be reserved under the Plan will, from time to time, vary proportionately to the issued and outstanding share capital of the Corporation. Further, provisions have been added to the Plan to make it a "reloading plan", meaning that when options under the plan expire, are cancelled or are exercised, the number of Common Shares reserved for issuance under such expired, cancelled or exercised options automatically become eligible to be reallocated pursuant to new stock options under the Plan.

Restrictions on the participation of Insiders have been added to the Plan, such that the aggregate number of Common Shares issuable under the plan, combined with all Common Shares issuable under all other security based compensation arrangements, to insiders cannot exceed 10% of the issued and outstanding Common Shares at any time; and the number of Common Shares issued to insiders in

aggregate, within any one-year period under the Plan and any other securities based compensation arrangement cannot exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issuable under stock options granted to any eligible individual, within any one year period, under the Plan and any other securities based compensation arrangement, cannot exceed 5% of the issued and outstanding Common Shares of the Corporation, with the exception of a consultant, who may not receive options exercisable into a number of Common Shares in excess of 2% of the issued and outstanding Common Shares at the time of grant.

The exercise price of the Common Shares subject to each option shall be determined by the board of directors of the Corporation at the time the option is granted. In no event shall such exercise price be lower than the 5 day volume weighted average trading price of the Common Shares on the TSX.

Subject to earlier termination as described below, each option and all rights thereunder granted pursuant to the Plan shall expire on the date determined by the board of directors, provided that the duration of an option shall not exceed 10 years. The Plan also incorporates a provision such that where the option would otherwise expire during, or within 10 days following the last day of, a trading black out period implemented by the Corporation, the expiry date for such option will then become the 10th day following such black-out period.

Subject to any vesting restrictions imposed by the TSX, the board of directors of the Corporation may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restrictions shall exist.

Vested options may be exercised no later than 30 days following the date the optionee ceases to be a director, officer, employee or consultant of the Corporation, provided that if the cessation of office, directorship, employment or consulting arrangement is by reason of death, vested options may be exercised by the successors of the deceased within a maximum period of one year following such death, subject to the expiry date of such option. Options may be transferred to certain permitted assigns of the optionee, including the optionee's spouse, an administrator acting on behalf or for the benefit of the optionee or his/her spouse, a holding entity of the optionee or his/her spouse and a RRSP or RRIF of the optionee or his/her spouse.

There are currently 24,681,275 issued and outstanding Common Shares in the capital of the Corporation. Therefore, currently a maximum of 2,468,128 Common Shares may be reserved and allocated under the Plan. This number will increase if and as the issued and outstanding share capital of the Corporation increases. Under the Plan, there are currently outstanding stock options for 2,214,700 Common Shares, leaving room for 253,428 Common Shares to be reserved for future allocations. In addition, the Corporation also has outstanding stock options for 1,427,500 Common Shares which were issued beyond what the Corporation was eligible to reserve under the Plan and pursuant to the rules of the TSX were ratified by Shareholders at the last annual and special meeting. The Corporation has also issued stock options for 105,000 Common Shares to certain senior officers of the Corporation as an inducement to employment. Therefore, the total number of stock options outstanding as at the Effective Date is equal to 3,747,200.

**Option Grants During the Most Recently Completed Financial Year**

The following table sets out information concerning grants of options during the financial year ended April 30, 2007 to the Named Executive Officers.

| Name | Securities Under Options Granted (#) | Percent of Total Options Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security)[1] | Expiration Date |
|---|---|---|---|---|---|
| **Donald J. McCaffrey** President, CEO and Secretary | Nil | 0.0% | n/a | n/a | n/a |
| **Dr. Jan Johansson** Senior VP, Clinical Affairs | Nil | 0.0% | n/a | n/a | n/a |
| **Kelly McNeill** CFO [(2)] | 75,000 | 16.0% | $6.80 | $6.60 | June 8, 2010 |
| **Kenneth Lebioda** Senior VP Business and Market Development [(3)] | 50,000 | 10.6% | $14.16 | $14.15 | January 4, 2011 |

**Notes:**
(1) The total number of options granted during the twelve month period ended April 30, 2007 was 470,000.
(2) Mr. McNeill was appointed CFO of the Corporation effective May 30, 2006.
(3) Mr. Lebioda was appointed Senior VP, Business and Market Development of the Corporation effective August 2, 2006.

### Option Exercises and Year-end Option Values

The following table sets forth details of the value of unexercised options on an aggregated basis held by the Named Executive Officers as of the most recent financial year end.

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at the Financial Year-end (#) Exercisable/Unexercisable | Value of Unexercised In-the-Money Options at Financial Year-end[1] Exercisable/Unexercisable |
|---|---|---|---|---|
| **Donald J. McCaffrey** President, CEO and Secretary | Nil | Nil | 515,000 / 145,000 | $7,148,250 / $1,306,750 |
| **Dr. Jan Johansson** Senior VP, Clinical Affairs | Nil | Nil | 600,000 / 200,000 | $7,510,000 / $1,740,000 |
| **Kelly McNeill** CFO [(2)] | Nil | Nil | Nil / 75,000 | Nil / $712,500 |
| **Kenneth Lebioda** Senior VP, Business and Market Development [(3)] | Nil | Nil | 38,750 / 91,250 | $466,988 / $536,113 |

**Notes:**
(1) Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the Toronto Stock Exchange on the last day the Common Shares traded prior to the most recent financial year-end, being April 30, 2007 ($16.30), less the exercise price of in-the-money stock options multiplied by the number of options.
(2) Mr. McNeill was appointed CFO of the Corporation effective May 30, 2006.
(3) Mr. Lebioda was appointed Senior VP, Business and Market Development of the Corporation effective August 2, 2006.

### Long-term Incentive Plans – Awards in Most Recently Completed Financial Year

The Corporation did not have any long-term incentive plans in place during the most recently completed financial year.

### Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to, or exercised by, the Named Executive Officers of the Corporation since incorporation. Furthermore, no stock appreciation rights have been exercised.

**Stock Option and SAR Repricing**

The Corporation did not make any downward repricing of stock options or stock appreciation rights in its most recently completed financial year.

**Pension and Retirement Plans and Payments Made Upon Termination of Employment**

The Corporation does not have in place any pension or retirement plan. Other than as described herein, the Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

**Employment Contracts**

At April 30, 2007, the Corporation had an executive employment agreement in place with the President and CEO of the Corporation, providing for an annual salary of $300,000 effective April 15, 2007. The President and CEO is eligible to receive bonuses as and when approved by the Compensation Committee and board of directors, and the agreement is reviewed annually by the Compensation Committee. In the event of (i) a change of control, (ii) a change in the President and CEO's responsibilities, (iii) the Corporation being in breach or in default of its obligations under the agreement, or (iv) for termination other than for cause, disability, death, and voluntary termination, the President and CEO is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

At April 30, 2007, the Corporation also had an executive employment agreement in place with the CFO of the Corporation, providing for an annual salary of $175,000 effective April 15, 2007. The CFO is eligible to receive bonuses as and when approved by the Compensation Committee and board of directors, and the agreement is reviewed annually by the Compensation Committee. In the event of (i) a change of control, (ii) a change in the CFO's responsibilities, (iii) the Corporation being in breach or in default of its obligations under the agreement, or (iv) for termination other than for cause, disability, death, and voluntary termination, the CFO is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

The Corporation entered into a consulting services agreement in March 2004, with Dr. Jan Johansson, Senior VP Clinical Affairs. The consulting services agreement provides for annual compensation of US $360,000 effective February 1, 2007. The current agreement expires April 2008, and is reviewed annually by the Compensation Committee.

At April 30, 2007, the Corporation also had an executive employment agreement in place with the Senior VP, Business and Market Development, providing for an annual salary of $150,000, effective January 1, 2007. The Senior VP, Business and Market Development is eligible to receive bonuses as and when approved by the Compensation Committee and board of directors, and the agreement is reviewed annually by the Compensation Committee. In the event of (i) a change of control, (ii) a change in the responsibilities, (iii) the Corporation being in breach or in default of its obligations under the agreement, or (iv) for termination other than for cause, disability, death, and voluntary termination, the Senior VP, Business and Market Development is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

**<u>Other Compensation</u>**

Other than as set forth herein, the Corporation did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed

financial year other than benefits and perquisites which equalled less than $50,000 and 10 percent of the total of the annual salary and bonus for each individual.

**Securities Authorized for Issuance Under Equity Compensation Plans**

The following table sets forth securities of the Corporation that are authorized for issuance under equity compensation plans as at the end of the Corporation's most recently completed financial year.

| Plan Category | Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of Common Shares remaining available for issuance under equity compensation plans (excluding securities reflected in column a) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 3,192,220 (1) | $5.10 | 644,203 (2) |
| Equity compensation plans not approved by securityholders | 105,000 (3) | $6.80 | Nil |
| Total | 3,297,200 | $5.16 | 644,203 |

**Notes:**
(1) 1,427,500 of the outstanding options were granted outside of the Plan and were approved by the Shareholders of the Corporation at the Annual and Special Meeting held on October 27, 2006.
(2) The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 10% of the issued and outstanding shares of the Corporation.
(3) Options to acquire Common Shares were granted by the Corporation to two executive officers in connection with offers of employment from the Corporation. Although these options were not granted pursuant to the Plan, they have terms that are generally consistent with options granted under the Plan.

**Compensation of Directors**

The Corporation currently has six (6) directors, one (1) of whom is also an executive officer. Other than as set out below, in the most recently completed financial year, the Corporation paid no cash compensation (including salaries, director's fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year and any compensation other than bonuses earned by the directors for services rendered) to the directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

During fiscal 2007, the Corporation paid consulting fees of $30,000 to an entity controlled by a director of the Corporation, with respect to business and scientific consulting.

During fiscal 2007, directors who were members of the Corporation's Mergers and Acquisitions Committee (the "M&A Committee"), which was dissolved subsequent to year end, were paid an aggregate of $37,000. The Chair of the M&A Committee received a retainer of $7,500 plus a fee of $2,000 per meeting attended. The members of the M&A Committee received retainers of $3,500 each and received a fee of $1,000 per meeting attended.

During the most recently completed financial year, the Corporation granted nil options to purchase Common Shares to the independent directors of the Corporation.

Named Executive Officers of the Corporation who also act as directors of the Corporation do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such Named Executive Officers in their capacity as executive officers. See *"EXECUTIVE COMPENSATION – Summary Compensation Table".*

**Directors' and Officers' Liability Insurance and Indemnification**

The Corporation carries directors' and officers' liability and indemnification insurance with coverage of $2,000,000.

## REPORT ON EXECUTIVE COMPENSATION

**Composition of Compensation Committee**

The Corporation has a Compensation Committee which was comprised of Dr. Donald Rix (Chair), Dr. William Cochrane and Mr. Wayne Chiu as at April 30, 2007.

**Report on Executive Compensation**

The Corporation's executive compensation program for the year ended April 30, 2007 was designed to support an appropriate relationship between executive pay and the creation of shareholder value. The objectives of the program were as follows:

- To provide compensation comparable to similar companies thereby enabling the Corporation to attract and retain talented executives critical to the Corporation's long-term success.
- To align the interests of executives with long-term interests of Shareholders through Option awards whose value over time depends upon the market value of the Common Shares.
- To motivate and retain key senior officers to achieve strategic business initiatives and reward them for their individual and team achievements.

The Corporation compensates its executive officers primarily through base salary, annual bonuses and long-term equity based incentives, being participation in the Plan. In addition, the Corporation's executive officers participate in the Corporation's benefit programs, including life insurance and health and dental, on the same basis that such benefits are offered to all employees of the Corporation.

*Base Salary*

Base salary is the principal component of executive compensation. Base salary for each executive officer is established on the basis of the position held and the related responsibilities and functions performed by the executive officer, having regard to base salary ranges for similar positions in companies of comparative size in the biotech industry. Individual and corporate performance is also taken into account in determining base salary levels for executives.

*Annual Bonuses*

For the fiscal year ended April 30, 2007 executive officers were paid a base bonus, which is paid only if established performance targets are met.

*Long-Term Equity Based Incentives*

A key component of the Corporation's compensation strategy is based on long-term incentives for employees, officers and directors which are provided through participation in the Plan. The Plan provides an opportunity for all employees, including the President and CEO, CFO and executive officers and directors, to participate in the growth in market value of the Common Shares on a basis consistent with the above principles and objectives. In determining the number of options to be granted to an executive, the number and terms of options previously granted, individual and team responsibilities and functions, individual performance and projected contribution are considered. During fiscal 2007, stock options to

35003



acquire 125,000 Common Shares were granted to the Named Executive Officers. See "Executive Compensation – Option Grants During the Most Recently Completed Financial Year.

*Compensation of the President and Chief Executive Officer*

Mr. McCaffrey's annual compensation, long-term compensation and other compensation are disclosed in the Summary Compensation table. The compensation paid to Mr. McCaffrey for the fiscal year ended April 30, 2007 was based on the same factors and criteria used to determine executive compensation generally. In determining an appropriate level of compensation, the Compensation Committee subjectively and quantitatively analyzed his performance, the Corporation's overall corporate performance and his contribution to that performance. Specific factors considered in setting bonus levels include Shareholder returns, operational and financial results and the success of the Corporation's business plan and strategies.

Submitted on behalf of the Compensation Committee:

Dr. Donald Rix (Chair)
Dr. William Cochrane
Wayne Chiu

## PERFORMANCE GRAPH

The following graph illustrates the cumulative total shareholder return of a $100 investment in the Corporation's Common Shares, compared with the cumulative total return of the S&P/TSX Composite Index. The time frame selected for the following performance graph is from April 30, 2003 (on April 30, 2003 the two predecessor companies to the Corporation combined and became listed on the TSX Venture Exchange as a research and development issuer) to fiscal year end April 30, 2007. On January 17, 2005, Resverlogix Corp. graduated from TSX-V to TSX.


$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$-
ResVerlogiX
S&P/TSX Composite
2003
2004
2005
2006
2007

## DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

### General

The board of directors and senior management of the Corporation consider good corporate governance to be central to the effective operation of the Corporation and are committed to maintaining a high standard of corporate governance.

The board of directors has delegated primary responsibility for the development of certain governance practices and mechanisms to the Governance and Nominating Committee. The Governance and Nominating Committee's charter provides that the responsibilities of such committee include: (i) establishing and reviewing member characteristics for the board of directors; (ii) evaluating, identifying and recommending nominees to the board of directors; (iii) monitoring and reviewing the education and development of members of the board of directors; (iv) recommending directors to serve as committee members and chairs; (v) reviewing and developing corporate governance guidelines, policies and procedures for the board of directors; (vi) establishing and implementing evaluation processes for the board of directors, committees and chairs; (vii) establishing procedures for the engagement of independent counsel by a director; (viii) reviewing disclosure by the Corporation of matters within the committee's mandate; and (ix) reviewing and evaluating the committee's charter and efficacy.

The board and the Corporation have devoted significant attention and resources to reviewing the Corporation's corporate governance practices and ensuring that the Corporation's system of corporate governance will meet applicable legal requirements on an ongoing basis. Of particular note, the board of directors adopted its board of directors' Terms of Reference ("**Terms of Reference**") and a number of policies including policies related to insider trading, disclosure and the media, and a whistleblower policy, to assist the Corporation in maintaining a high standard of corporate governance. With input from the relevant committees, the board of directors also created the charters of all of its committees including the Audit and Finance Committee, the Governance and Nominating Committee and the Compensation Committee.

In March 2007, the board of directors and the Corporation adopted Corporate Governance Guidelines (which set out the responsibilities of the board of directors as a whole, the structure of the board of directors, the responsibilities of directors and other matters related to the operations of the board of directors) and a Code of Ethics and Business Conduct (which is applicable to all directors, officers and employees of the Corporation).

The board of directors and the Corporation has appointed Dr. William Cochrane as Chairman of the board and a position description has been created for this position. Dr. Cochrane is an independent director and as Chairman of the board, works to ensure that the board operates independently of management and that board members have an independent leadership contact. The Chairman of the board manages the affairs of the board, with a view to ensuring that the board functions effectively and meets its obligations and responsibilities. As the board of directors is comprised of a majority of independent directors, each of whom has significant experience in, and an understanding of the role and responsibilities of acting as a director, the independent directors believe that they collectively provide active and appropriate leadership amongst themselves with respect to stewardship of the Corporation.

Set out below is a description of certain corporate governance practices of the Corporation.

**Board of Directors**

The National Policy 58-201 – *Corporate Governance Guidelines* recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The board of directors is currently comprised of six directors, each of whom is proposed for election at the Meeting. Pursuant to the Terms of Reference, the Board is responsible for assessing director independence. The board of directors has assessed the independence of each director in accordance with the National Instrument 58-101 – *Disclosure of Corporate Governance Practices* and Multilateral Instrument 52-110 – *Audit Committees* ("**MI 52-110**"). Following this assessment, the Board concluded that five of six directors (and therefore a majority of the directors), being Messrs. Chiu, Newton and Ward and Drs. Cochrane and Rix are independent. Mr. McCaffrey is not considered independent by virtue of Mr. McCaffrey's executive position with the Corporation.

The Corporation and the board of directors recognize the significant commitment involved in being a member of the board of directors. The Corporate Governance Guidelines contemplate rules regarding the requirement to notify the board of directors prior to serving on the board of directors of other publicly

traded companies, limitations on the number of boards of other publicly traded companies on which a director may serve, limitations on the number of audit committees of other publicly traded companies on which members of the Audit and Finance Committee may serve and restrictions on the number of boards of other publicly traded companies on which two directors may serve together. The board of directors will be responsible for evaluating whether continued membership of the board of directors is appropriate and may consider exceptions to the limitations in certain circumstances.

Currently, the following directors serve on the boards of directors of other reporting issuers in Canada (or the equivalent in a foreign jurisdiction) as listed below. None of the directors serve together on the board of any other publicly traded entity.

| Director | Public Company Board Membership |
|---|---|
| Donald J. McCaffrey | Amorfix Life Sciences Ltd. |
| Wayne Chiu | None |
| Whitney O. Ward | None |
| Dr. William A. Cochrane | Oncolytics Biotech Inc.<br>Semova Corp. |
| Dr. Donald Rix | QHR Technologies Inc.<br>B.C. Advantage Funds (VCC) Ltd.<br>Quest PharmaTech Inc.<br>Protox Therapeutics Inc. |
| Roger S. Newton | None |
| Stella M. Thompson | Talisman Energy Inc. |

The board of directors generally meets four times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere that encourages participation and independence. In order to promote candid discussion among the independent directors, an in-camera session is held at every board meeting, from which Donald J. McCaffrey, and any management invitees in attendance are excused. Information regarding the number of board and committee meetings held during the fiscal year ended April 30, 2007 and the attendance at such meetings is provided below:

| | | Committees | | |
|---|---|---|---|---|
| | Board | Audit and Finance | Governance and Nominating | Compensation |
| **Number of Meetings Held** | 5 | 4 | 1 | 3 |
| **Number of Meetings Attended** | | | | |
| Donald J. McCaffrey | 5 | - | 1 | - |
| Dr. William A. Cochrane | 5 | 4 | - | 3 |
| Dr. Donald Rix | 4 | - | 1 | 2 |
| Wayne Chiu | 3 | 3 | - | 3 |
| Whitney O. Ward | 5 | 4 | 1 | - |
| Roger S. Newton (1) | - | - | - | - |
| Stella M. Thompson (2) | - | - | - | - |

**Notes:**
(1) Mr. Newton was appointed subsequent to year end.
(2) Ms. Thompson is a Director nominee.

**Board Mandate**

The board of directors' primary responsibility is for the stewardship of the Corporation and the board of directors' fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the board of directors may also consider the legitimate interests which other stakeholders, such as employees, customers and communities, may have in the Corporation. In broad terms, the stewardship of the Corporation involves the board of directors in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity.

The board of directors discharges these responsibilities directly and through delegation of specific responsibilities to committees of the board of directors, and officers of the Corporation.

The Board Mandate is attached as Appendix A.

**Position Descriptions**

The board of directors has developed formal written position descriptions for the Chair, Chief Executive Officer and board committee chairs. The board of directors believes in a management team of the highest calibre and delegates specific duties and responsibilities to board committees and management and imposes certain limitations as to the authority of the committees and management including for example discretionary spending limits within the annual capital expenditure budget. The Chief Executive Officer, together with other senior management, is responsible for ensuring that the corporate objectives, developed annually with the board, are met in order to enhance Shareholder value. The Chair provides independent leadership to the board, and facilitates the functioning of the board independently of the Corporation's management and maintains and enhances the quality of the Corporation's corporate governance practice.

**Orientation and Continuing Education**

Each new director on the board will be provided with a director's manual, which is updated on a regular basis. New board members are expected to review and become familiar with its contents. The director's manual contains the board of directors Terms of Reference, committee terms of reference, Corporate Governance Guidelines, the Code of Ethics and Business Conduct and the position descriptions of any officers and Committee Chairs, other key corporate policies and other relevant corporate and Board information.

The Corporation also provides directors with continuous opportunities to increase their knowledge and understanding of the Corporation's business. Briefings on strategic issues are conducted regularly, and typically include reviews of the competitive environment, the Corporation's performance relative to its peers, and any other developments that could materially affect the Corporation's business. In addition, the Board will be briefed on a regular basis on corporate governance developments and emerging best practices in corporate governance.

**Ethical Business Conduct**

In March 2007, the board of directors adopted a Code of Ethics and Business Conduct ("**Code**") as recommended by the Governance and Nominating Committee. The Code sets out in detail the purpose, scope and application of the Code and outlines general principles by which the Corporation is governed. The Code and the method of administering the Code, handling inquiries and complaints, investigating violations, and reporting to the board of directors on matters related to the Code has been communicated to directors, officers and employees. The Code of Ethics and Business Conduct is available on the Corporation's website and has been filed on and is accessible through SEDAR at www.sedar.com.

The board of directors and the Audit and Finance Committee has also established a Whistleblower Policy to encourage employees, officers and directors to raise concerns regarding any matters, including accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment.

In addition, in order to ensure independent judgment in considering transactions/agreements in which a director/officer has a material interest, all related party transactions are approved by the independent directors and all payments under related party transactions are approved by the Audit and Finance Committee.

**Nomination of Directors**

The responsibility for identifying new candidates for Board nomination has been delegated to the Governance and Nominating Committee. As of August 8, 2007, the Governance and Nominating Committee is comprised of Messrs. Ward and McCaffrey and Dr. Rix, the majority of whom are independent directors. For further information concerning the responsibilities, powers and operations of the Governance and Nominating Committee see above under "General". If a vacancy occurs on the board of directors, the Governance and Nominating Committee will, in consultation with the President and CEO, identify candidates who satisfy the skills and characteristics criteria and the long-term plan for the board of directors composition established by such committee. The Governance and Nominating Committee will recommend such candidates to the Board for appointment to fill the vacancy.

**Compensation**

The board of directors has a Compensation Committee. As of August 8, 2007, the Compensation Committee is comprised of Drs. Rix & Cochrane and Mr. Chiu, all of whom are independent directors.

The Compensation Committee's role is to assist the board of directors in fulfilling its responsibilities relating to matters of human resources and compensation, including equity compensation, and to establish a plan of continuity and development for senior management of the Corporation. The Compensation Committee also reviews and recommends to the board of directors a comprehensive statement of compensation philosophy, strategy and principles for the Corporation's executives, and periodically evaluates the Corporation's compensation and benefits program in accordance with such statement. The Compensation Committee reviews and makes recommendations to the board of directors regarding all new executive employment, consulting, retirement and severance agreements and arrangements proposed for the Corporation's executives, and evaluates existing agreements with the Corporation's executives, including the Chief Executive Officer, and with the Corporation's directors.

Further information regarding the activities of the Compensation Committee is provided in the Report on Executive Compensation elsewhere in this Management Information Circular.

**Other Board Committees**

The board of directors has an Audit and Finance Committee comprised of three independent directors, being Messrs. Ward and Chiu and Dr. Cochrane. Certain information regarding the Corporation's Audit and Finance Committee that is required to be disclosed in accordance with MI 52-110 of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended April 30, 2007 under the heading "Form 52-110F1 Audit Committee Information", an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com.

**Board Assessments**

Beginning in fiscal 2007/2008, the Governance and Nominating Committee will undertake assessments annually of the board of directors, its committees and individual directors. The Governance and Nominating Committee is responsible to and will propose to the Board criteria and an evaluation process

to assess the effectiveness of the Board as a whole, each Committee and the contribution of individual directors, and make appropriate recommendations to the Board.

## INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the board of directors and management of the Corporation, no director or executive officer of the Corporation or anyone who has held office as such since the beginning of the last financial year of the Corporation or of any associate or affiliate of any of the foregoing has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

## INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below, to the knowledge of the board of directors and management of the Corporation, no insider and none of the directors and executive officers of the Corporation, or associate or affiliate of any of the foregoing, has had an interest, direct or indirect, in any material transaction of the Corporation since the beginning of the Corporation's last financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation.

On March 16, 2004 Dr. Jan Johansson commenced working for the Corporation under a consulting agreement for his services through his Delaware corporation. As part of that agreement Dr. Johansson had permission to continue his existing work relating to peptide development for acute CVD treatment as the Company had nor has ever had any peptide program involvement. Due to some development progress in Dr Johansson's peptide program the Corporation obtained a right of first refusal on a peptide technology for the treatment of acute coronary syndrome late in 2006. The technology is owned by the private Delaware corporation whose principal owner is Dr. Jan Johansson, the Senior Vice-President of Clinical Affairs for the Corporation. The Corporation has not made any payments or made any other financials considerations to obtain the right of first refusal for this technology from the Delaware corporation. Two outside directors of the Corporation, Mr. Whitney Ward and Mr. Wayne Chiu have separately and independently chosen to obtain a minority interest in the Delaware Corporation. Any decision, on the part of the Corporation, to exercise the Corporation's right of first refusal to acquire the technology owned by the Delaware corporation would first require an independent third party valuation of the technology and be approved via shareholder vote if required under the governing rules of the Ontario Securities Commission and the Toronto Stock Exchange, given the financial interest of two directors of the Corporation and the involvement of a senior staff member.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, officer, nor any of their respective associates or affiliates is or has been at any time during the financial year ended April 30, 2007 been indebted to the Corporation, nor has any such individual been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation.

## MANAGEMENT CONTRACTS

During the most recently completed financial year, there were no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

## OTHER MATTERS

As of the date of this Management Information Circular, the board of directors and management know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, proxies in favour of management nominees will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

The contents and the sending of this Management Information Circular have been approved by the Directors of the Corporation.

## ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information of the Corporation's most recently completed financial year is provided in the Corporation's comparative financial statements and management discussion and analysis available on SEDAR. A shareholder may contact the Corporation at 202, 279 Midpark Way SE, Calgary, Alberta, T2X 1M2, Attention: CFO, to obtain a copy of the Corporation's most recent financial statements and management discussion and analysis.

Dated August 8, 2007

## APPENDIX A

### Board of Directors Terms of Reference

The board of directors (the "Board") of Resverlogix Corp. ("Resverlogix") is responsible for overseeing the conduct of the business of Resverlogix and the activities of management, who are responsible for the day-to-day conduct of the business.

1. **Composition and Operation**

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains responsibility for managing its own affairs, including selecting its chair, planning its composition and size, nominating candidates for election to the Board, constituting committees of the Board, determining director compensation, and assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities. Subject to the articles and by-laws of Resverlogix and the *Business Corporations Act* (Alberta), the Board may constitute, seek the advice of, and delegate powers, duties and responsibilities to, committees of the Board.

2. **Responsibilities**

The Board's primary responsibility is for the stewardship of Resverlogix and the Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that Resverlogix meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the Board may also consider the legitimate interests other stakeholders, such as employees, customers and communities, may have in Resverlogix. In broad terms, the stewardship of Resverlogix involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity.

3. **Specific Duties**

The Board's specific duties, obligations and responsibilities fall into the categories outlined below.

(a) Legal Requirements

(i) The Board has oversight responsibility for Resverlogix's satisfaction of its legal obligations and for properly preparing, approving and maintaining Resverlogix's documents and records.

(ii) The Board has the statutory obligation to:

A. manage, or supervise the management of, the business and affairs of Resverlogix;

B. act honestly and in good faith with a view to the best interests of Resverlogix;

C. exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D. act in accordance with its obligations contained in the *Business Corporations Act* (Alberta) and the regulations thereunder, Resverlogix's articles and by-laws, and other relevant legislation and regulations.

(iii) The Board has the statutory obligation to consider as a board of directors, and may not delegate to management or to a committee of directors, certain matters including but not limited to the following matters:

A. submission to the shareholders of any question or matter requiring the approval of the shareholders;

B. filling a vacancy among the directors or in the office of auditor;

C. appointing additional directors;

D. issuing securities, including granting of options, except in the manner and on the terms authorized by the Board;

E. declaring dividends;

F. purchasing, redeeming or otherwise acquiring shares issued by Resverlogix, except in the manner and on the terms authorized by the Board;

G. paying a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of Resverlogix from Resverlogix or from any other person, or procuring or agreeing to procure purchasers for shares of Resverlogix;

H. approving any management proxy circular relating to a solicitation of proxies by or on behalf of the management of Resverlogix;

I. approving any take over bid circular or directors' circular;

J. approving any annual or interim financial statements of Resverlogix;

K. approving the Annual Information Form of Resverlogix; and

L. adopting, amending or repealing by-laws.

(b) Independence

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

(c) Strategy Determination

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for Resverlogix and participating with management directly or through its committees in approving the mission of Resverlogix and the strategic plan by which Resverlogix proposes to achieve its goals including:

A. adopting a strategic planning process and reviewing and approving annually a corporate strategic plan and vision which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis;

B. reviewing and approving management's strategic and operational plans to ensure they are consistent with the corporate vision; and

C. monitoring performance against both short-term and long-term strategic plans and annual performance objectives.

(d) Managing Risk

The Board is responsible for understanding the principal risks of the business in which Resverlogix is engaged, and reviewing whether Resverlogix achieves a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of Resverlogix.

(e) Appointment, Training and Monitoring Senior Management

The Board is responsible for:

A. appointing the chief executive officer of Resverlogix (the "CEO"), monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties;

B. approving or developing the corporate objectives that the CEO is responsible for meeting and assessing the CEO against those objectives;

C. approving the appointment and remuneration of all officers of Resverlogix; and

D. confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

(f) Corporate Social Responsibility, Ethics and Integrity

The Board is responsible for:

A. taking all reasonable steps to satisfy itself of the integrity of the CEO and management and satisfying itself that the CEO and management create a culture of integrity throughout the organization;

B. approving Resverlogix's ethics policy; and

C. monitoring compliance with Resverlogix's ethics policy and grant and disclose, or decline, any waivers of the ethics policy for officers and directors.

(g) Reporting and Communication

The Board is responsible for:

A. verifying that Resverlogix has in place policies and programs to enable Resverlogix to communicate effectively with its shareholders, other stakeholders and the public generally;

B. verifying that the financial performance of Resverlogix is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

C. verifying that Resverlogix's financial results are reported fairly and in accordance with generally accepted accounting principles;

D. verifying the timely reporting of any other developments that have a significant and material effect on the value of Resverlogix;

E. reporting annually to shareholders on the Board's stewardship of the affairs of Resverlogix for the preceding year; and

F. adopting measures for receiving feedback from stakeholders and ensuring appropriate disclosures of the measures are made.

(h) Financial Reporting and Management

The Board will:

A. approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

B. approve annual operating and capital budgets;

C. satisfying itself that management has an appropriate system in place to ensure the integrity of internal control and management information systems, and reviewing the effectiveness of internal control procedures annually;

D. confirming that Resverlogix has a system in place for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

E. reviewing operating and financial performance results relative to established strategy, budgets and objectives and revising and altering its direction through management in response to changing circumstances; and

F. approving significant changes in accounting practices or policies.

(i) Monitoring and Acting

The Board is responsible for:

A. ensuring that Resverlogix operates at all times within applicable laws and regulations to the highest ethical and moral standards;

B. approving and monitoring compliance with the significant policies and procedures by which Resverlogix is operated;

C. ensuring that Resverlogix sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

D. ensuring that Resverlogix has in place appropriate programs and policies for the health and safety of its employees in the workplace;

E. reviewing and considering for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy;

F. taking action when Resverlogix's performance falls short of its goals and objectives or when other special circumstances warrant; and

G. approving individual director mandates that establish the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

(j) Outside Consultants or Advisors

At Resverlogix's expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant's or advisor's fees and other retention terms.

(k) Review of the Board Terms of Reference

The Board shall assess the adequacy of these Terms of Reference annually and shall make any changes deemed necessary or appropriate.

(l) Other

The Board may perform any other activities consistent with these terms of reference, Resverlogix's articles and by-laws, and any other governing laws, as the Board deems necessary or appropriate.

35003

# VALIANT TRUST COMPANY

Subsidiary of Canadian Western Bank

August 22, 2007

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Autorité des Marches Financiers *(via SEDAR)*

Dear Sirs:

**Re: Resverlogix Corp.**
**Annual & Special Meeting of Shareholders**
**To be Held on September 12, 2007**

In our capacity as the Agent for Resverlogix Corp., we are pleased to enclose herewith our Affidavit of Mailing with respect to the Annual & Special Meeting Materials, which were mailed to the shareholders of Resverlogix Corp. on August 16, 2007.

We trust this is satisfactory.

Yours truly,

Signed: *"Bonnie Steedman"*

Bonnie Steedman
Account Manager

cc: Resverlogix Corp.
Attn: Kelly McNeill

CAS Corporate Governance Services Inc.
Attn: Micheline Cloutier

Encl.

**DECLARATION AS TO MAILING**

| | | |
|---|---|---|
| PROVINCE | ) | IN THE MATTER OF **RESVERLOGIX CORP.** |
| OF | ) | THE ("CORPORATION") THE ANNUAL & SPECIAL MEETING |
| ALBERTA | ) | OF SHAREHOLDERS TO BE HELD SEPTEMBER 12, 2007. |

I, BONNIE STEEDMAN, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON AUGUST 16, 2007, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON AUGUST 8, 2007, WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "C" AND "E";

   **a) a copy of the NOTICE OF MEETING AND INFORMATION CIRCULAR marked EXHIBIT "A" and identified by me;**

   **b) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "B" and identified by me;**

   **c) a MAIL LIST REQUEST FORM TO THE REGISTERED SHAREHOLDERS marked EXHIBIT "C" and identified by me.**

   **d) a MAIL LIST REQUEST FORM TO THE BENEFICIAL SHAREHOLDERS marked EXHIBIT "D" and identified by me.**

   **e) a PROXY RETURN ENVELOPE marked EXHIBIT "E" and identified by me.**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A", "B" AND "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON AUGUST 16, 2007 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVICE OF ALBERTA THIS 22ND DAY OF AUGUST 2007.

Signed: *"Philip Menard"*

COMMISIONER OF OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on March 4, 2010

Signed: *"Bonnie Steedman"*

BONNIE STEEDMAN

END